                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                      ___________________________________

                                   FORM 11-K

                                 ANNUAL REPORT

                      ___________________________________


   (Mark One)

         (xx)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

         (  )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      ___________________________________


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                      ___________________________________


                             M-I DRILLING FLUIDS
                            COMPANY PROFIT SHARING
                               AND SAVINGS PLAN
                                P.O. BOX 42842
                            HOUSTON, TX 77242-2842


                    (Full title of the plan and the address,
               if different from that of the issuer named below)

                      ___________________________________

                           SMITH INTERNATIONAL, INC.
                               16740 Hardy Street
                                P. O. Box 60068
                           Houston, Texas  77205-0068

                       (Name and Address of issuer of the
                     Securities held Pursuant to the Plan)

                              ARTHUR ANDERSEN LLP



                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Employee Benefits Committee of
M-I Drilling Fluids Company
Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of M-I Drilling Fluids Company Profit Sharing and Savings Plan (the
Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1994 and 1993, and the changes in its net assets available for Plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1994, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes to the schedule of reportable transactions, information certified by the former trustee and presented therein does not disclose the historical cost of certain investments. Disclosure of this information which is not considered material to the financial statements taken as a whole is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Arthur Andersen LLP
- -----------------------

Houston, Texas
June 5, 1995

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1994

                                                                                    Participant-Directed
                                                      -------------------------------------------------------------------------
                                                                        Smith                                 Long-
                                                                   International,                             Term
                                                         Stable         Inc.,                               Corporate    Money
                                                         Income         Stock      Wellington     Windsor     Bond      Market
                                                          Fund          Fund          Fund         Fund       Fund       Fund
                                                          ----          ----          ----         ----       ----       ----
ASSETS:
  Investments, at fair value-
    Registered investment companies                   $   577,703     $     --     $18,842,869  $4,274,097  $786,780   $980,890
    Investment contracts-
      Providential Life Insurance Company Guaranteed
        Investment Contract                             4,797,495           --              --          --        --         --
      Vanguard Investment Contract Trust                3,775,943           --              --          --        --         --
      Diversified Investors Guaranteed Investment
        Contract                                          882,690           --              --          --        --         --
    Fidelity Institutional Cash Portfolio
      Money Market Fund #59                                    --           --              --          --        --         --
    Smith International, Inc., common stock                    --      667,083              --          --        --         --
    Loans to participants                                      --           --              --          --        --         --
                                                      -----------     --------     -----------  ----------  --------   --------
                   Total investments at fair value     10,033,831      667,083      18,842,869   4,274,097   786,780    980,890

  Receivables-
    Participant contributions                              59,248          425          29,172      30,297     5,244      6,652
    Company contributions                                   1,688          395          77,628       2,120       217        177
    Loan repayments                                        15,181           85           9,307       7,460     1,817      2,004
                                                      -----------     --------     -----------  ----------  --------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $10,109,948     $667,988     $18,958,976  $4,313,974  $794,058   $989,723
                                                      ===========     ========     ===========  ==========  ========   ========



                                                                                  Participant-Directed
                                                        -----------------------------------------------------------------------
                                                          Index
                                                          500                International               Company-
                                                        Portfolio  PRIMECAP     Growth         Loan      Directed
                                                          Fund       Fund        Fund          Fund        Fund        Total
                                                          ----       ----         ----         ----        ----        -----
ASSETS:
  Investments, at fair value-
    Registered investment companies                      $70,865   $419,651     $306,299    $       --   $     --   $26,259,154
    Investment contracts-
      Providential Life Insurance Company Guaranteed
        Investment Contract                                   --         --           --            --         --     4,797,495
      Vanguard Investment Contract Trust                      --         --           --            --         --     3,775,943
      Diversified Investors Guaranteed Investment
        Contract                                              --         --           --            --         --       882,690
    Fidelity Institutional Cash Portfolio
      Money Market Fund #59                                   --         --           --            --    100,115       100,115
    Smith International, Inc., common stock                   --         --           --            --         --       667,083
    Loans to participants                                     --         --           --     2,219,404         --     2,219,404
                                                         -------   --------     --------    ----------   --------   -----------
                   Total investments at fair value        70,865    419,651      306,299     2,219,404    100,115    38,701,884

  Receivables-
    Participant contributions                                550      1,273        1,182            --         --       134,043
    Company contributions                                    219      1,021          688            --         --        84,153
    Loan repayments                                          219        310          331            --         --        36,714
                                                         -------   --------     --------    ----------   --------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $71,853   $422,255     $308,500    $2,219,404   $100,115   $38,956,794
                                                         =======   ========     ========    ==========   ========   ===========

         The accompanying notes are an integral part of this statement.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1993

                                                                                          Participant-Directed
                                                                         -----------------------------------------------
                                                                                                 Guaranteed
                                                                           Special      Money    Investment
                                                                           Equity      Market     Contract     Balanced
                                                                            Fund        Fund        Fund         Fund
                                                                         ----------  ----------  ----------   ----------
ASSETS:
  Investments, at fair value-
    Diversified Investors Special Equity Fund                            $3,121,052  $       --  $       --   $       --
    Diversified Investors Money Market Fund                                      --   1,066,405          --
    Diversified Investors Guaranteed Investment Contract                         --          --     529,738           --
    Principal Mutual Life Insurance Company Guaranteed Investment                --          --     430,427           --
    Provident National Assurance Company Guaranteed Investment Contract          --          --   4,393,713           --
    Institutional Investors Guaranteed Investment Contract Fund                  --          --   2,015,504           --
    Fidelity Institutional Cash Portfolio Money Market Fund #59                  --          --   2,006,952           --
    Diversified Investors Equity Income Fund                                     --          --          --           --
    Diversified Investors Equity Growth Fund                                     --          --          --           --
    Diversified Investors International Equity Fund                              --          --          --           --
    Diversified Investors Balanced Fund                                          --          --          --    3,992,040
    Diversified Investors High Quality Bond Fund                                 --          --          --           --
    Diversified Investors Private Placement Fund                                 --          --          --           --
    Texas Commerce Bank Prime Series                                         34,181      20,324      80,099       38,917
    Loans to participants                                                        --          --          --           --
                                                                         ----------  ----------  ----------   ----------
                         Total investments at fair value                  3,155,233   1,086,729   9,456,433    4,030,957

  Receivables-
    Company contributions                                                        --          --          --           --
    Participant contributions                                                20,298       8,692      58,580       24,336
    Short term interest receivable                                               62          37         336           50
    Loan repayments                                                              --          --          --           --
    Transfer from (to) other funds                                           16,942      14,079     (61,672)     104,038
                                                                         ----------  ----------  ----------   ----------
                         Total assets                                     3,192,535   1,109,537   9,453,677    4,159,381
                                                                         ----------  ----------  ----------   ----------
LIABILITIES:
  Loans in process                                                               --          --          --           --
                                                                         ----------  ----------  ----------   ----------
                         Total liabilities                                       --          --          --           --
                                                                         ----------  ----------  ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $3,192,535  $1,109,537  $9,453,677   $4,159,381
                                                                         ==========  ==========  ==========   ==========


                                                                           Participant-Directed      Company-
                                                                           ---------------------     Directed
                                                                             High                  -----------
                                                                            Quality                   Asset
                                                                             Bond        Loan       Allocation
                                                                             Fund        Pool          Fund        Total
                                                                           --------   ----------   -----------  -----------
ASSETS:
  Investments, at fair value-
    Diversified Investors Special Equity Fund                              $     --   $       --   $ 1,411,705  $ 4,532,757
    Diversified Investors Money Market Fund                                      --           --            --    1,066,405
    Diversified Investors Guaranteed Investment Contract                         --           --       284,176      813,914
    Principal Mutual Life Insurance Company Guaranteed Investment                --           --            --      430,427
    Provident National Assurance Company Guaranteed Investment Contract          --           --            --    4,393,713
    Institutional Investors Guaranteed Investment Contract Fund                  --           --            --    2,015,504
    Fidelity Institutional Cash Portfolio Money Market Fund #59                  --           --            --    2,006,952
    Diversified Investors Equity Income Fund                                     --           --     3,487,144    3,487,144
    Diversified Investors Equity Growth Fund                                     --           --     1,417,761    1,417,761
    Diversified Investors International Equity Fund                              --           --     1,339,554    1,339,554
    Diversified Investors Balanced Fund                                          --           --            --    3,992,040
    Diversified Investors High Quality Bond Fund                            864,697           --     2,554,610    3,419,307
    Diversified Investors Private Placement Fund                                 --           --     3,789,105    3,789,105
    Texas Commerce Bank Prime Series                                         13,135       62,228        30,000      278,884
    Loans to participants                                                        --    2,098,990            --    2,098,990
                                                                           --------   ----------   -----------  -----------
                         Total investments at fair value                    877,832    2,161,218    14,314,055   35,082,457

  Receivables-
    Company contributions                                                        --           --       177,516      177,516
    Participant contributions                                                 7,016           --            --      118,922
    Short term interest receivable                                               22          169           136          812
    Loan repayments                                                              --       66,420            --       66,420
    Transfer from (to) other funds                                          (37,404)     (40,217)        4,234           --
                                                                           --------   ----------   -----------  -----------
                         Total assets                                       847,466    2,187,590    14,495,941   35,446,127
                                                                           --------   ----------   -----------  -----------
LIABILITIES:
  Loans in process                                                               --       88,600            --       88,600
                                                                           --------   ----------   -----------  -----------
                         Total liabilities                                       --       88,600            --       88,600
                                                                           --------   ----------   -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                     $847,466   $2,098,990   $14,495,941  $35,357,527
                                                                           ========   ==========   ===========  ===========

         The accompanying notes are an integral part of this statement.

                           M-I DRILLING FLUIDS COMPANY

                         PROFIT SHARING AND SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                 Participant-Directed
                                                  ----------------------------------------------------------------------------
                                                                     Smith                                   Long-
                                                                International,                               Term
                                                     Stable          Inc.,                                 Corporate    Money
                                                     Income          Stock       Wellington     Windsor      Bond      Market
                                                      Fund           Fund           Fund         Fund        Fund       Fund
                                                      ----           ----           ----         ----        ----       ----
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1993                   $        --      $     --     $        --   $       --   $     --   $     --
                                                  -----------      --------     -----------   ----------   --------   --------
PLAN ADDITIONS:
  Investment income-
    Interest                                          185,441            --              --           --     13,194     11,770
    Dividends                                              --            --         298,891      333,031         --         --
    Realized gain (loss) on sale of investments            --            --         (42,782)      (6,136)      (265)        --
    Unrealized appreciation (depreciation)                 --       (55,682)       (465,668)    (436,812)    (2,057)        --
    Net investment gain on pooled
      separate accounts                                    --            --              --           --         --         --
                                                  -----------      --------     -----------   ----------   --------   --------
                                                      185,441       (55,682)       (209,559)    (109,917)    10,872     11,770
                                                  -----------      --------     -----------   ----------   --------   --------

  Contributions-
    Company                                             9,346         1,045         662,973       10,064        736      1,011
    Participants                                      439,388         1,219         215,692      221,612     39,238     48,515
                                                  -----------      --------     -----------   ----------   --------   --------
                                                      448,734         2,264         878,665      231,676     39,974     49,526
                                                  -----------      --------     -----------   ----------   --------   --------
                     Total additions                  634,175       (53,418)        669,106      121,759     50,846     61,296
                                                  -----------      --------     -----------   ----------   --------   --------

PLAN DEDUCTIONS:
  Benefits paid to participants                        29,831            --          90,268       31,100      1,382        422
  Administrative expenses                                  --            --              --           --         --         --

INTERFUND TRANSFERS, net                             (272,254)      721,406      (1,217,473)     136,847     73,477      6,038

TRANSFERS FROM OTHER FUND OPTIONS                   9,777,858            --      19,597,611    4,086,468    671,117    922,811
                                                  -----------      --------     -----------   ----------   --------   --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1994                   $10,109,948      $667,988     $18,958,976   $4,313,974   $794,058   $989,723
                                                  ===========      ========     ===========   ==========   ========   ========




                                                        Participant-Directed
                                            --------------------------------------------
                                              Index
                                               500                International              Company-     Former
                                            Portfolio  PRIMECAP      Growth         Loan     Directed   Investment
                                               Fund      Fund         Fund          Fund       Fund       Options        Total
                                               ----      ----         ----          ----       ----       -------        -----
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1993              $    --   $     --     $     --     $2,098,990  $     --  $ 33,258,537   $35,357,527
                                             -------   --------     --------     ----------  --------  ------------   -----------
PLAN ADDITIONS:
  Investment income-
    Interest                                      --         --           --        131,035        --       537,473       878,913
    Dividends                                  1,055      9,101        3,779             --        --            --       645,857
    Realized gain (loss) on sale of
      investments                                (20)      (302)          --             --        --            --       (49,505)
    Unrealized appreciation (depreciation)      (139)    (4,714)      (5,119)            --        --            --      (970,191)
    Net investment gain on pooled
      separate accounts                           --         --           --             --        --       275,155       275,155
                                             -------   --------     --------     ----------  --------  ------------   -----------
                                                 896      4,085       (1,340)       131,035        --       812,628       780,229
                                             -------   --------     --------     ----------  --------  ------------   -----------

  Contributions-
    Company                                      515      3,079        2,398             --        --     1,338,883     2,030,050
    Participants                               1,647      4,442        4,579             --        --     2,363,182     3,339,514
                                             -------   --------     --------     ----------  --------  ------------   -----------
                                               2,162      7,521        6,977             --        --     3,702,065     5,369,564
                                             -------   --------     --------     ----------  --------  ------------   -----------
                     Total additions           3,058     11,606        5,637        131,035        --     4,514,693     6,149,793
                                             -------   --------     --------     ----------  --------  ------------   -----------

PLAN DEDUCTIONS:
  Benefits paid to participants                   --         --           --         88,719        --     2,266,583     2,508,305
  Administrative expenses                         --         --           --          3,528        --        38,693        42,221

INTERFUND TRANSFERS, net                      68,795    410,649      302,863         81,626        --      (311,974)           --

TRANSFERS FROM OTHER FUND OPTIONS                 --         --           --             --   100,115   (35,155,980)           --
                                             -------   --------     --------     ----------  --------  ------------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1994              $71,853   $422,255     $308,500     $2,219,404  $100,115  $         --   $38,956,794
                                             =======   ========     ========     ==========  ========  ============   ===========


         The accompanying notes are an integral part of this statement.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS AND
    ACCOUNTING POLICIES:

The following description of the M-I Drilling Fluids Company Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I Drilling Fluids L.L.C. (the Company). Smith International, Inc., has a 64 percent majority ownership and Halliburton Company has a 36 percent minority ownership in the Company. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective on March 1, 1987, and is available to all employees who meet certain eligibility requirements.

Administration

The fiduciary responsibilities of the Plan are performed by the M-I Drilling Fluids Company Employee Benefits Committee (the Committee). In 1993, Texas Commerce Bank, N.A. (the Former Trustee), was appointed as the trustee of the Plan. On July 27, 1994, Vanguard Fiduciary Trust Company (the Trustee) was appointed Trustee of the Plan effective October 1, 1994. The responsibilities of the Trustee are to invest Plan assets in accordance with guidelines set forth by the Committee and to make disbursements from Plan assets as directed by the Committee. Expenses incident to the administration of the Plan and trust may be paid by the Company or by the Plan.

Eligibility

An employee may participate in the Plan on the first day of the first month following the date on which the employee has attained one year of active service (as defined by the Plan) with the Company.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is currently includible in the employee's gross income under the Internal Revenue Code (the Code), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 (or its successor) for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $54,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $9,240 during 1994 under Section 402(g) of the Code.

The Company provides basic contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (Basic Contribution). In addition to the Company's Basic Contribution, the Company matches 100 percent of each participant's Compensation Deferral up to 1.5 percent of that participant's compensation (Matching Contribution) during the Plan year.

With respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions in such amounts, if any, as determined by the Committee and approved and ratified by the Company's board of directors. For years 1994 and 1993, the Company did not approve or provide a profit-sharing contribution to the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and the net earnings thereon. Participants vest annually in the Company's contributions in 20 percent increments commencing with the third year of membership service, as defined in the Plan. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

Investment Options

At December 31, 1994, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company. Plan investments included in the statement of net assets available for plan benefits, with fund information, are stated at their fair value as of the statement date.

Participants have the option of investing their contributions and the Company's matching contributions in any of the following Vanguard Funds and/or the common stock of Smith International, Inc. (the majority owner of the Company):

Vanguard Money Market Fund--Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and short-term corporate obligations with the objective of preservation of capital.

Vanguard PRIMECAP Fund--Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

Vanguard Wellington Fund--Investments are made in a combination of common stocks and fixed income securities with the objective of high-income yield.

Vanguard International Growth Fund--Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

Smith International, Inc., Stock Fund--Investments are in the common stock of Smith International, Inc., purchased on the open market.

Vanguard Stable Income Fund--Investments are made in money deposit contracts with various insurance companies at guaranteed rates of return and are recorded at contract value.

Vanguard Windsor Fund--Investments are made in a portfolio of common stocks with the objective of long-term growth of capital and income.

Vanguard Long-Term Corporate Bond Fund--Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

Vanguard Index 500 Portfolio Fund--Investments are made in a portfolio of publicly traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Effective October 1, 1994, the Plan began to offer the above investment options to the participants, and a transfer from the former investments to the above investment options was implemented by the Plan.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Committee.
Such distributions are limited to the vested amount then credited to such participant's account.

Plan assets allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan amounted to $50,000 and $53,636 at December 31, 1994 and 1993, respectively.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason by resolution of the Committee. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

Loans

Participants who have participated in the Plan for a minimum of one year may borrow from their accounts no more than once annually, subject to terms specified by the Committee. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed. Any nonvested employer contributions shall be forfeited on the date the participant incurs a period of five consecutive one-year periods of severance. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is reemployed by the Company within the above five-year period. Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for Plan benefits as of December 31, 1994 and 1993, includes forfeited amounts of $100,115 and $1,660, respectively. Forfeitures of $15,502 were used to pay certain administrative expenses in 1994. Forfeitures of $42,600 were used to reduce employer contributions in 1993.

2.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on June 10, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994

                                              Description of Investment, Including Maturity Date,                       Current
            Identity of Issue                      Rate of Interest or Par or Maturity Value              Cost           Value
- ------------------------------------------  --------------------------------------------------------      ----           -----
Vanguard Group of Investment Companies (1)  Vanguard Wellington Fund                                  $19,308,537     $18,842,869
Vanguard Group of Investment Companies (1)  Vanguard Windsor Fund                                       4,710,909       4,274,097
Vanguard Group of Investment Companies (1)  Vanguard Long-Term Corporate Bond Fund                        788,837         786,780
Vanguard Group of Investment Companies (1)  Money Market Fund                                             980,890         980,890
Vanguard Group of Investment Companies (1)  Vanguard Index 500 Portfolio Fund                              71,004          70,865
Vanguard Group of Investment Companies (1)  Vanguard PRIMECAP Fund                                        424,365         419,651
Vanguard Group of Investment Companies (1)  Vanguard International Growth Fund                            311,418         306,299
Vanguard Group of Investment Companies (1)  Money Market Fund                                             577,703         577,703
Provident National Assurance Company        Guaranteed Investment Contract, December 31, 1995, 9.19%    4,797,495       4,797,495
Vanguard Fiduciary Trust Company (1)        Vanguard Investment Contract Trust                          3,775,943       3,775,943
Diversified Investors                       Guaranteed Investment Contract, December 31, 1994, 8.45%      882,690         882,690
Fidelity Investments                        Institutional Cash Portfolio Money Market Fund #59            100,115         100,115
Smith International, Inc. (1)               Common stock                                                  722,765         667,083
M-I Drilling Fluids Company Profit Sharing  Loans receivables from participants (highest and lowest
   and Savings Plan (1)                       interest rates are 11% and 5.8%)                          2,219,404       2,219,404
                                                                                                      -----------     -----------
                                                                                                      $39,672,075     $38,701,884
                                                                                                      ===========     ===========

(1) Identified party in interest.

           The foregoing notes are an integral part of this schedule.

                                                                     SCHEDULE II

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                         Current Value
                                                                                                           of Asset
                                                                    Purchase     Selling   Cost of      on Transaction  Net Gain
 Identity of Party Involved   Description of Asset                    Price       Price      Asset           Date        (Loss)
- ----------------------------  --------------------                    -----       -----      -----           ----        ------
Diversified Investors         Balanced Fund                       $   626,834  $       --  $   626,834    $   626,834   $     --
                                                                           --   4,618,874      (a)          4,618,874      (a)
Diversified Investors         High Quality Bond Fund                  271,037          --      271,037        271,037         --
                                                                           --   3,690,344      (a)          3,690,344      (a)
Diversified Investors         Special Equity Fund                     973,313          --      973,313        973,313         --
                                                                           --   5,506,070      (a)          5,506,070      (a)
Diversified Investors         Equity Income Fund                      253,374          --      253,374        253,374         --
                                                                           --   3,740,518      (a)          3,740,518      (a)
Diversified Investors         Private Placement Fund                  125,914          --      125,914        125,914         --
                                                                           --   3,915,019      (a)          3,915,019      (a)
Firststar Trust Company       Institutional Investors' GIC Fund     2,518,531          --    2,518,531      2,518,531         --
                                                                           --   4,534,035    4,534,035      4,534,035         --
Fidelity Investments          Institutional Cash Portfolio Money                                                              --
                                 Market Fund #59                           --   2,006,953    2,006,953      2,006,953

Texas Commerce Bank           Prime Series                          6,030,078          --    6,030,078      6,030,078         --
                                                                           --   6,308,962    6,308,962      6,308,962         --
Vanguard Group of Investment
  Companies                   Vanguard Wellington Fund             20,835,364          --   20,835,364     20,835,364         --
                                                                           --   1,484,046    1,526,828      1,484,046    (42,782)
Vanguard Group of Investment
  Companies                   Vanguard Windsor Fund                 4,932,026          --    4,932,026      4,932,026         --
                                                                           --     214,981      221,117        214,981     (6,136)

Vanguard Fiduciary Trust
  Company                     Vanguard Investment Contract Trust    4,277,961          --    4,277,961      4,277,961         --
                                                                           --     502,018      502,018        502,018         --



(a) The former trustee was unable to furnish the historical cost information and net gain or loss related to these investment transactions.

           The foregoing notes are an integral part of this schedule.